# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pheton Holdings Ltd, CIK 0001970544
CUSIP: G71399102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Room 306, NET Building, Hong Jun Ying South Road, Chaoyang Distr, Beijing, China (F4), China
Date of event which requires filing of this statement: 05/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002066451

## Reporting persons
- Mighty (BVI) LTD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jinxu (Hainan) Investment Partnership (Limited Partnership): type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Qi Cai: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Pheton Holdings Ltd
Address of issuer's principal executive offices: Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China

## Item 2. Person Filing
Name of person filing:
Mighty (BVI) LTD
Jinxu (Hainan) Investment Partnership (Limited Partnership)
Qi Cai

The shares reported herein are directly held by Mighty (BVI) LTD. Jinxu (Hainan) Investment Partnership (Limited Partnership) is the 100% shareholder of Mighty (BVI) LTD. Qi Cai is the Executive Partner of Jinxu (Hainan) Investment Partnership (Limited Partnership). Accordingly, Jinxu (Hainan) Investment Partnership (Limited Partnership) and Qi Cai may be deemed to indirectly beneficially own the securities of the Issuer held by Mighty (BVI) LTD.
Address of principal business office or, if none, residence:
Business address of Mighty (BVI) LTD: Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

Business address of Jinxu (Hainan) Investment Partnership (Limited Partnership): No. 1690, Block A, Building 1, Fenghuang Island, Tianya CBD, Tianya District, Sanya City, Hainan Province, China

Business address of Qi Cai: No. 1690, Block A, Building 1, Fenghuang Island, Tianya CBD, Tianya District, Sanya City, Hainan Province, China
Citizenship:
Mighty (BVI) LTD: British Virgin Islands
Jinxu (Hainan) Investment Partnership (Limited Partnership): People's Republic of China
Qi Cai: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement dated May 5, 2025 by and among Mighty (BVI) LTD, Jinxu (Hainan) Investment Partnership (Limited Partnership), and Qi Cai (incorporated herein by reference to Exhibit 99.1 to that certain Schedule 13G filed on May 5, 2025, by Mighty (BVI) LTD, Jinxu (Hainan) Investment Partnership (Limited Partnership), and Qi Cai with the Securities and Exchange Commission)

## Signatures
- Mighty (BVI) LTD: /s/ Qi Cai, Qi Cai/Director of Mighty (BVI) LTD (07/30/2025)
- Jinxu (Hainan) Investment Partnership (Limited Partnership): /s/ Qi Cai, Qi Cai/Executive Partner of Jinxu (Hainan) Investment Partnership (Limited Partnership) (07/30/2025)
- Qi Cai: /s/ Qi Cai, Qi Cai (07/30/2025)